 1-A/A LIVE 0001748909 XXXXXXXX 024-11132 false false false Take It National, Inc. FL 2010 0001748909 7389 27-3050524 3 14 299 CAMINO GARDENS SUITE 300 BOCA RATON FL 33432 561-609-2537 Hamon Fytton Other 8870.00 0.00 5620.00 0.00 14490.00 725.00 10000.00 10725.00 3765.00 14490.00 61468.00 48825.00 0.00 9810.00 0.08 0.08 common 3000000 000000000 nil preferred 1000000 000000000 none 0 true true false Tier1 Unaudited Equity (common or preferred stock) Y N N Y N N 4000000 3000000 0.5000 2000000.00 0.00 0.00 0.00 2000000.00 false true AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 true